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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 4)

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                          CHANCELLOR MEDIA CORPORATION
                         MORRIS ACQUISITION CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   486112105
                     (CUSIP Number of Class of Securities)

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                               SCOTT K. GINSBURG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CHANCELLOR MEDIA CORPORATION
                   433 EAST LAS COLINAS BOULEVARD, SUITE 1130
                                IRVING, TX 75039
                                 (972) 869-9020
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

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                                    Copy To:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                                5800 SEARS TOWER
                               CHICAGO, IL 60606
                                 (312) 876-7700

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                                  TENDER OFFER

     Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Chancellor Media Corporation, a Delaware corporation ("Chancellor Media" or "Parent"), formerly known as Evergreen Media Corporation, and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on July 18, 1997 with respect to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Katz Media Group, Inc., a Delaware corporation, for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

     On September 25, 1997, Parent and Purchaser issued a press release which announced the extension of the expiration date of the Offer to 5:00 p.m., New York City time, on Friday, October 24, 1997. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Thursday, September 25, 1997. The Offer is being extended as the condition to the Offer regarding the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not yet been satisfied. A copy of the press release issued by Parent and Purchaser announcing the extension of the Offer is attached hereto as Exhibit (a)(12) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(12)             -- Text of Press Release issued by Parent and Purchaser,
                            dated September 25, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: September 26, 1997                   MORRIS ACQUISITION CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
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                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                            CHANCELLOR MEDIA CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (a)(12)          -- Text of Press Release issued by Parent and Purchaser,
                            dated September 25, 1997.